UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024 (Report No. 3)

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of the Annual General Meeting of Shareholders

On January 30, 2024, Swvl Holdings Corp (the “Swvl”) convened its Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, there was an insufficient number of shares of the Company’s ordinary shares present, in person or by proxy, to constitute a quorum. As a result, pursuant to Swvl’s Articles of Association, the Meeting was adjourned until February 28, 2024, at 8 a.m., Eastern Time.

On February 28, 2024, a quorum was present at the Meeting, and the shareholders of Swvl approved all agenda items that were described in Swvl’s notice of meeting and proxy statement for the Meeting, which were included in Exhibit 99.1 to Swvl’s Report of Foreign Private Issuer on Form 6-K that Swvl furnished to the Securities and Exchange Commission (the “SEC”) on February 14, 2024.

This Report on Form 6-K is incorporated by reference into Swvl’s Registration Statement on Form S-8 (Registration No. 333-265464), filed with the SEC, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: February 28, 2024	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer